

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2019

Sydney Jim
Chief Executive Officer
Neutra Corp.
54 Sugar Creek Center Blvd., Suite 200
Sugar Land, Texas 77478

> **Re: Neutra Corp.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed September 24, 2019**
> **File No. 000-55077**

Dear Mr. Jim:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Robert L. Sonfield, Jr., Esq.